Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following communication was posted on X.com by Benjamin Pham, Chief Financial Officer of Strive Enterprises, Inc. (“Strive”), on September 2, 2025, in connection with Strive’s proposed business combination with Asset Entities Inc. (“ASST”):

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that includes a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus has been sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement and the Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus related to the proposed transaction, which has been filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.